FREE WRITING PROSPECTUS, DATED MAY 21, 2008 FILED PURSUANT TO RULE 433 (REGISTRATION STATEMENT NO. 333-123457)

FINAL SUMMARY OF TERMS

     ING USA GLOBAL FUNDING TRUSTS

$1,250,000,000 EXTENDIBLE NOTES – 13 MONTH INITIAL, 5 YEAR 1 MONTH FINAL

ISSUER:	ING USA Global Funding Trust 6

ISSUE RATINGS:	Aa3 (anticipated)/AA

PRINCIPAL AMOUNT:	$1,250,000,000

ISSUE DATE:	May 29, 2008

INITIAL MATURITY DATE:	June 19, 2009

FINAL MATURITY DATE:	June 19, 2013

INDEX:	Three-Month USD LIBOR; provided, however, that for the initial interest period
(from and including the issue date to but excluding the interest payment date occurring in September 2008), the index will be an interpolated London interbank offered rate between Three-Month LIBOR and Four-Month LIBOR for deposits in U.S. Dollars, determined on May 27, 2008, the second London banking day prior to the issue date; provided further that for the final interest period related to any maturity date, the index will be the London interbank offered rate for deposits in U.S. Dollars, based upon (i) One-Month LIBOR, if the final interest period is a period of approximately one month, (ii) Two-Month
LIBOR, if the final interest period is a period of approximately two months and
(iii) Three-Month LIBOR, if the final interest period is a period of approximately three months.

INTEREST RATE:	From and including the issue date to but excluding the interest payment date occurring in June 2009: Three-Month USD LIBOR (except as noted above) +
.45%

From and including the interest payment date occurring in June 2009 to but excluding the interest payment date occurring in June 2010: Three-Month USD
LIBOR + .47%

From and including the interest payment date occurring in June 2010 to but excluding the interest payment date occurring in June 2011: Three-Month USD
LIBOR + .49%

From and including the interest payment date occurring in June 2011 to but excluding the interest payment date occurring in June 2012: Three-Month USD
LIBOR + .51%

From and including the interest payment date occurring in June 2012 to but excluding the final maturity date: Three-Month USD LIBOR + .53%

INTEREST PAYMENT DATES:	Quarterly on the 19th day of every March, June, September and December, commencing September 19, 2008, subject to adjustment in accordance with the modified following business day convention. The final interest payment date for any notes maturing prior to the final maturity date will be the relevant maturity date, and interest for the final interest period will accrue from and including the interest payment date in the quarter immediately preceding such relevant maturity date to but excluding such relevant maturity date.

FINAL SUMMARY OF TERMS

INTEREST DETERMINATION	Two London banking days prior to each interest reset date.
DATES:

INTEREST RESET DATES:	Quarterly on the 19th day of every March, June, September and December, commencing September 19, 2008, subject to adjustment in accordance with the modified following business day convention.

ELECTION DATES/EXTENSION	Each holder of the notes may elect to extend the maturity of all or a portion of
FEATURE:	the principal amount of the notes during the notice period relating to each election date. The election dates will take place monthly on the 19th day of each month commencing on June 19, 2008 and ending on May 19, 2012, except that if any election date would otherwise be a day that is not a business day, such election date will be the immediately succeeding business day. The notice period for each election date will be the 5 business days immediately preceding such election date. A holder's election to extend the maturity of any note will cause the maturity of those notes to be extended 366 calendar days from and including the 19th calendar day of the next succeeding month following each election date. In no event may the maturity of any note be extended beyond June
19, 2013, the final maturity date. If any holder of the notes does not make a timely and proper election to extend the maturity of all or a portion of the principal amount of the notes, the principal amount of the notes for which no such election has been made will be due and payable on the then-current maturity date. The principal amount of the notes for which such election is not exercised will be represented by substitute notes issued as of such election date.
The substitute notes so issued will have the same terms as the original notes, except that they will not be extendible, they will have a different CUSIP number and their non-extendible maturity date will remain the then-current maturity date.

CONTINGENT REDEMPTION:	On any interest payment date occurring prior to the final maturity date, if any, the issuer may elect to redeem the notes, in whole or in part, for which an effective election to extend the maturity of such notes has not been received, upon not less than 5 business days’ notice to the holder(s) of such notes, at a redemption price equal to 100% of the principal amount of such notes to be redeemed plus any accrued and unpaid interest thereon.

PRICE TO PUBLIC:	$1,250,000,000 (100.000%)

UNDERWRITING FEES:	$2,187,500 (0.175%)

NET PROCEEDS TO ISSUER:	$1,247,812,500 (99.825%)

DENOMINATIONS:	$100,000 and integral multiples of $1,000 in excess thereof; holders of notes may elect to extend all or a portion of their notes solely in authorized denominations and the principal amount of their notes remaining after an extension must also be in authorized denominations.

DAY COUNT CONVENTION:	Actual/360

BUSINESS DAYS:	New York

BUSINESS DAY CONVENTION:	Modified Following

CUSIP:	449827 CA0

FINAL SUMMARY OF TERMS

CLEARANCE:	DTC

JOINT BOOKRUNNERS:	Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.
HSBC Securities (USA) Inc.

CO-MANAGER:	ING Financial Markets LLC

*** ING USA Annuity and Life Insurance Company ("ING USA") has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents ING USA has filed with the SEC for more complete information about ING USA and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, ING USA, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 866-718-1649 (Morgan Stanley & Co. Incorporated), 866-471-2526 (Goldman, Sachs & Co.), 866-811-8049 (HSBC Securities (USA) Inc.) or 800-221-5855 (ING Financial Markets LLC). ***